UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Atria Communities, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                                     049905102
                                 (CUSIP Number)


------------------------------------------------------------------------------

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049905102                SCHEDULE 13G               Page 2 of 7 Pages


-------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON    Ventas, Inc. (formerly known as Vencor, Inc.)

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      61-1055020
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      Not applicable
                                                                      (a)  [  ]
                                                                      (b)  [  ]
-------------------------------------------------------------------------------
 3.   SEC USE ONLY

-------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------

NUMBER OF                      5.     SOLE VOTING POWER
SHARES                                  -0-
BENEFICIALLY                   6.    SHARED VOTING POWER
OWNED                                   -0-
BY EACH                        7.    SOLE DISPOSITIVE POWER
REPORTING                               -0-
PERSON WITH                    8.    SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      -0-
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      -0-
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      CO

CUSIP No. 049905102                SCHEDULE 13G               Page 3 of 7 Pages


ITEM 1(A)
NAME OF ISSUER:  Atria Communities, Inc.

ITEM 1(B)
ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
501 South Fourth Avenue, Suite 140, Louisville, Kentucky 40202

ITEM 2(A)
NAME OF PERSON FILING: Ventas, Inc.

ITEM 2(B)
ADDRESS OF PRINCIPAL EXECUTIVE OFFICE, OR, IF NONE, RESIDENCE:
3300 Aegon Center, 400 West Market Street, Louisville Kentucky 40202

ITEM 2(C)
CITIZENSHIP: Delaware corporation

ITEM 2(D)
TITLE OF CLASS OF SECURITIES: Common Stock, par value $.10 per share

ITEM 2(E)
CUSIP NUMBER: 049905102

ITEM 3
IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK THE APPROPRIATE BOX Not Applicable

ITEM 4(A)*
Amount Beneficially Owned:
      -0-

-------------

* The reporting person, Ventas, Inc. (formerly known as Vencor, Inc.) ("Ventas"), transferred the Common Stock of Atria Communities, Inc. (the "Atria Common Stock") in connection with an Agreement and Plan of Reorganization, dated as of April 30, 1998 (the "Reorganization Agreement"), between Ventas and Vencor, Inc.(formerly known as Vencor Healthcare, Inc.), a Delaware corporation and former subsidiary of Ventas ("Vencor"), and a Distribution Agreement, dated as of April 30, 1998, between Ventas and Vencor, pursuant to which Ventas effected a corporate restructuring and distributed the common stock of Vencor to the stockholders of Ventas on a pro rata basis. Vencor transferred the Atria Common Stock to its wholly-owned subsidiary, Vencor Holdings, L.L.C., a Delaware limited liability company, pursuant to the Reorganization Agreement.

CUSIP No. 049905102                SCHEDULE 13G               Page 4 of 7 Pages


ITEM 4(B)
PERCENT OF CLASS:
      0%

ITEM 4(C)
NUMBER OF SHARES TO WHICH THE PERSON HAS:
(1)   Sole power to vote or to direct the vote:
      -0-
(2)   Shared power to vote or to direct the vote:
      -0-
(3)   Sole power to dispose or to direct the disposition of:
      -0-
(4)   Share power to dispose or to direct the disposition of:
      -0-

ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not Applicable

ITEM 7
IDENTIFICATION OF CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not Applicable

ITEM 8
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9
NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10
CERTIFICATION
Not Applicable

CUSIP No. 049905102                SCHEDULE 13G               Page 5 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of may knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 8, 1998


                                           /s/ T. Richard Riney
                                           ------------------------------------
                                           Name:  T. Richard Riney
                                           Title: Vice President and General
                                                    Counsel